Mail Stop 3561

May 6, 2009

Jerod Edington
Vice President and Chief Operating Officer
Hydrodynex, Inc.
230 Bethany Rd.
Suite 128
Burbank, California 91504

> **Re: Hydrodynex, Inc.**
> **10-K/A for the Fiscal Year Ended June 30, 2008**
> **Filed April 20, 2009**
> **Form 10-Q/A for the Fiscal Quarters Ended**
> **September 30, 2008 and December 31, 2008**
> **Filed April 20, 2009 and April 20, 2009, respectively**
> **File No. 000-53506**

Dear Mr. Edington:

We have reviewed your response letter dated April 20, 2009 and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K, as amended, for the Fiscal Year Ended December 31, 2008

General

1. We note your response to comment number two from our letter dated March 26, 2009. Please provide additional support regarding the following:

    - Your statement that litigation due to Legionnaires Disease is prevalent and on the rise in the United States. While we note that the third set of supplemental materials generally indicates that litigation exists because of breakouts of Legionnaires Disease, it does not appear to support your statement. Please further explain how these articles provide that support or revise.

- Please discuss what involvement, if any, that the licensors of the AO system® had in preparing the report titled, "Inactivation of Viruses in water by Anodic Oxidation." If the licensor was materially involved in the creation of this testing and report, please confirm that you will disclose this fact in future filings should you continue to refer to this report.

Also, we reissue comment two from our letter dated March 26, 2009 with respect to the following statements in your filing that you did not include in your previous response:

- "Our AO-system® gives these places a strong tool to protect themselves from accusations of negligence in lawsuits." Hydrodynex' Exclusive Technology License Agreement, page 7

- "It is estimated by Legionella expert Janet Stout in several periodical publications that over 50% of building water systems are inhabited by this often fatal bacteria which kills around 35% of the people that are infected." Marketing and Sales, page 12;

- "It is estimated by the U.S. Department of Labor Occupational Safety & Health Administration that in the United States there are between 10,000 and 50,000 cases of Legionnaires' disease each year, about 5,000 of them in hospitals." Marketing and Sales, page12.

Please provide the cover page and the pages you cite from the following articles and/or reports:

- "Research papers like the following show these chlorine dioxide inadequacies; "Point-of-care controls for nosocomial legionellosis combined with chlorine dioxide potable water decontamination: a two-year survey at a Welsh teaching hospital." Journal of Hospital Infection, 2005 61(2): p. 100-106," ProEconomy- distributing a Copper/Silver ionization system, page 11;

- "Resolving the Controversy on Environmental Cultures for Legionella: A Modest Proposal" by Viet L. Yu. Infect Control Hosp. Epidemiol 1998; 19:893-897," Marketing and Sales, page 12

Item 1. Business, page 4

F. Market Analysis and Competition, page 10

2. In the first paragraph on page 10, you list certain corporations as competitors that are substantially larger than you. Given your size and operating history, it appears inappropriate for you refer to these corporations as your competitors. Therefore, please confirm that you will omit your references to these corporations in your future filings or tell us why it would not be appropriate for you to do so.

3. We note your statement in the fourth paragraph on page 11 that you believe electrolytic chlorinators produce carcinogenic bromate byproducts and increase corrosion and damage to piping systems based on conversations with certain experts. Please identify the experts you are referring to in this instance as well as any relationship the experts may have with you.

Code of Ethics, page 41

4. We note your response to comment 17 from our letter dated March 26, 2009. You stated in your response that you filed your revised code of ethics as an exhibit to your filing. However, it does not appear that you have done so. Please confirm that you will file a copy of your current code of ethics when you file your next periodic report.

Form 10-Q, as amended, for the Fiscal Period Ended December 31, 2008

5. We note your response to comment 21 from our letter dated March 26, 2009. Your current principal executive and principal financial officers must provide their conclusions regarding the effectiveness of your disclosure controls and procedures as of December 31, 2008. See Item 307 of Regulation S-K. Please revise.

    Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comment and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comment.

Please contact Robert Errett, Staff Attorney, at 202-551-3225, or me at 202-551-3725 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director